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                            August 25, 2020

       Riyadh Lai
       Chief Financial Officer
       Silicon Motion Technology Corporation
       690 N. McCarthy Blvd, Suite 200
       Milpitas, California 95035

                                                        Re: Silicon Motion
Technology Corporation
                                                            Form 20-F for the
Year Ended December 31, 2019
                                                            Form 6-K furnished
April 29, 2020
                                                            File No. 000-51380

       Dear Mr. Lai:

              We have reviewed your August 14, 2020 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

               After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       July 9, 2020 letter.

       Form 6-K Furnished July 30, 2020

       Exhibit 99.1, page 8

   1.                                                   We note from your
response to our prior comment 3 that you will change your
                                                        presentation in future
filings to present your non-GAAP measures "without appearing to be a full non-GAAP
income statement." However, we note that your presentation did not change from your Q1
2020 results furnished on April 29, 2020 to your Q2 2020 results furnished on July 30,
2020, after the date of our letter on July 9, 2020. In this regard, please provide us with
your proposed disclosure in future Forms 6-K.
   2. We note your response to our prior comment 4 that you will "discontinue the presentation of FCI divestiture
adjustments in subsequent periods when for sequential or year-after-
                                                        year comparisons, past
periods no longer include FCI operating results and the gain from divestiture." However,
we continue to believe that as the FCI divested operations did not
 Riyadh Lai
Silicon Motion Technology Corporation
August 25, 2020
Page 2
         meet the criteria for being presented as discontinued operations pursuant to ASC 205-20, your non-GAAP measures appear to substitute individually tailored recognition and measurement methods for those of GAAP. Therefore, as originally stated, please revise your non-GAAP presentations to comply with Question 100.04 of the Non-GAAP C&DIs by removing the FCI divestiture adjustments. Please be advised that the revenue example discussed in Question 100.04 is only one example of a tailored measure. Note that alternatively, you may adjust for just the gain from the divestiture, given that it was a one-
         time, non-cash charge.
      You may contact Heather Clark at 202-551-3624 or Melissa Raminpour at 202-551-
3379 with any questions.



FirstName LastNameRiyadh Lai                                    Sincerely,
Comapany NameSilicon Motion Technology Corporation
                                                                Division of
Corporation Finance
August 25, 2020 Page 2                                          Office of
Manufacturing
FirstName LastName